[GENERAL CABLE LOGO]
ROBERT J. SIVERD
Executive Vice President
Telephone: 859-572-8890
Facsimile: 859-572-8444
E-mail: rsiverd@generalcable.com
December 7, 2005
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for General Cable Corporation Registration Statement on Form S-4 (File No. 333-129577)
Ladies and Gentlemen:
     On behalf of General Cable Corporation, a Delaware corporation (the “Company”), and pursuant to Rule 461(a) under the Securities Act of 1933, as amended, I hereby request acceleration of the effectiveness of the above-referenced Registration Statement so that it may become effective on Friday, December 9, 2005, at 5:00 p.m., Eastern Time, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Robert J. Siverd
Robert J. Siverd
Executive Vice President, General Counsel and Secretary

cc:	Jennifer Hardy, Esq. Andrew Schoeffler, Esq. Mara Ransom, Esq. Tracey Houser	Nilima Shah Robert Evans III, Esq. Alan H. Lieblich, Esq. Jeffrey M. Taylor, Esq.
4 Tesseneer Drive
Highland Heights, KY 41076-9753
tel 859.572.8000
fax 859.572.8458
www.generalcable.com